UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October, 2011

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 23, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “AGM”) of China Mass Media Corp. (the “Company”), a Cayman Islands company, will be held on November 23, 2011, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, for the following purposes:

1. To approve the share issuance to the Company’s management team on or prior to December 31, 2012 (the “Share Issuance”) and that:

(i)
the maximum number of ordinary shares to be allotted and issued with respect to the Share Issuance shall not exceed 20% of the Company's total outstanding ordinary shares as of the date of the AGM and that the terms and conditions of the Share Issuance shall be determined by the Board, provided that the price per ordinary share under the Share Issuance shall not be (x) more than 20% below the per ordinary share equivalent of the average closing price of the Company's American Depositary Shares over the 30 trading-day period immediately prior to the date of each Share Issuance, and (y) less than the par value of the ordinary share; and

(ii)
any director of the Company be authorized to confirm in a letter addressed to, and in a form agreeable to, the Company's share registrar to (i) authorize the registered office provider of the Company to make all appropriate entries in the Company's register of members, and (ii) arrange for the issuance of share certificate(s) in relation to the Share Issuance pursuant to the Company's articles of association.

2. To consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Additional information regarding the matters to be acted on at the AGM can be found in the accompanying proxy statement.

Holders of record of ordinary shares at the close of business on October 11, 2011 will be entitled to attend and vote at the AGM.  A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to: Sun Zhili, China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.  The enclosed proxy card shall be received by us no later than 10:00 AM Beijing time on November 21, 2011 to ensure your representation and the presence of a quorum at the AGM.  Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares at the close of business on October 11, 2011 will be entitled to vote through the depositary at the AGM.  Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

By order of the Board of Directors,
/s/ Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square
35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China

PROXY STATEMENT

For Annual General Meeting of Shareholders
to be Held on November 23, 2011

GENERAL

This proxy statement is being furnished to holders of the ordinary shares, including holders of the ordinary shares in the form of American Depositary Shares (the “ADS”), (each, a “Shareholder”, collectively, the “Shareholders”), of China Mass Media Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at the annual general meeting of Shareholders (the “AGM”) to be held on November 23, 2011, at 10:00 AM, Beijing time, at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China, and at any adjournments or postponements thereof.

The specific proposals to be considered and acted upon at the AGM are summarized in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”).  The proposals are described in more detail in this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 11, 2011 (the “Shareholders Record Date”) are entitled to vote at the AGM.  The Board has established October 11, 2011 (the “ADS Holders Record Date”) as the date used to determine those record holders of the Company’s ADSs to whom the notice of the AGM will be sent.  On the Shareholders Record Date, 751,829,020 of the Company’s ordinary shares, par value US$0.001 per share, were issued and outstanding.  At least one Shareholder entitled to vote and present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, representing not less than one-third of the votes of the ordinary shares entitled to vote at the AGM shall form a quorum.

Voting and Solicitation

Holders of ordinary shares outstanding on the Shareholders Record Date are entitled to one vote for each ordinary share held.  At the AGM, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such Shareholder.  A resolution put to the vote of a meeting shall be decided on a poll.  The result of the poll shall be deemed to be the resolution of the meeting.

The cost of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.  We will reimburse the depositary bank for the ADSs, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

When proxies are properly dated, executed and returned by Shareholders pursuant to the instructions on the accompanying proxy card, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the Shareholder.  If a Shareholder executes and returns the enclosed proxy card but does not give instructions as to how to vote, the ordinary shares will be voted “FOR” the proposal described in this proxy statement and in the proxy holder’s discretion as to other matters that may properly come before the AGM.  Abstentions by Shareholders are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

PROPOSALS

To approve the share issuance to the Company’s management team

Pursuant to Article 7 of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, the directors of the Company may, in their absolute discretion and without approval of the holders of ordinary shares, cause the Company to issue such amounts of ordinary shares and/or preferred shares at such times and on such other terms as they think proper.

Pursuant to Section 312.03(b) of the Listed Company Manual of the New York Stock Exchange, shareholder approval is required prior to the issuance of common stock to a director, officer or substantial security holder of the company.

The Board proposes to issue certain ordinary shares to the Company’s management team on or prior to December 31, 2012 (the “Share Issuance”) for the purpose of incentivizing the management.  The Board deems the Share Issuance in the best interests of the Company if and when certain performance goals are achieved by the management in the year of 2012.  The Board proposes that the maximum number of ordinary shares to be allotted and issued with respect to the Share Issuance will not exceed 20% of the Company's total outstanding ordinary shares and that the terms and conditions of the Share Issuance are to be determined by the Board, provided that the price per ordinary share under the Share Issuance will not be (x) more than 20% below the per ordinary share equivalent of the average closing price of the Company's American Depositary Shares over the 30 trading-day period immediately prior to the date of each Share Issuance, and (y) less than the par value of the ordinary share.

The affirmative vote of a simple majority of the votes of the Shareholders present in person or represented by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative, and voting at the AGM is required to approve any share issuance to the Company’s management team.

The Board recommends that the Shareholders vote FOR the proposal to approve the share issuance to the Company’s management team.

OTHER MATTERS

The Board knows of no other business that will be presented at the AGM.  If any other business is properly brought before the AGM, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By order of the Board of Directors,
/s/ Shengcheng Wang
Shengcheng Wang
Chairman of the Board of Directors

CHINA MASS MEDIA CORP.

Form of Proxy for Annual General Meeting

(or any adjournment thereof) to be Held on November 23, 2011

I/We, _____________________________ of _______________________, being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.001 per share, of China Mass Media Corp. (the “Company”) hereby appoint  the Chairman of the Annual General Meeting(Note 2) or ____________________ of ________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at the Company’s office at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China at 10:00 a.m.(Beijing time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	To approve the share issuance to the Company’s management team on or prior to December 31, 2012 (the “Share Issuance”) and that:

(i)    the maximum number of ordinary shares to be allotted and issued with respect to the Share Issuance shall not exceed 20% of the Company's total outstanding ordinary shares as of the date of the Annual General Meeting and that the terms and conditions of the Share Issuance shall be determined by the Board, provided that the price per ordinary share under the Share Issuance shall not be (x) more than 20% below the per ordinary share equivalent of the average closing price of the Company's American Depositary Shares over the 30 trading-day period immediately prior to the date of each Share Issuance, and (y) less than the par value of the ordinary share; and

(ii)   any director of the Company be authorized to confirm in a letter addressed to, and in a form agreeable to, the Company's share registrar to (x) authorize the registered office provider of the Company to make all appropriate entries in the Company's register of members, and (y) arrange for the issuance of share certificate(s) in relation to the Share Issuance pursuant to the Company's articles of association.

Dated	__________, 2011	Signature(s) (Note 4)	______________
____________________________
Notes:
1
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided.  A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.”  IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”  If you fail to complete any or all the boxes, the ordinary shares will be voted “FOR” the proposal.  Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

4
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

CHINA MASS MEDIA CORP.
(Registrant)

Date: October 18, 2011	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer